EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2015
Earnings:
Income before provision for income taxes	$13,296
Equity in losses of unconsolidated businesses	52
Dividends from unconsolidated businesses	20
Interest expense (1)	2,540
Portion of rent expense representing interest	499
Amortization of capitalized interest	95

Earnings, as adjusted	$16,502

Fixed Charges:
Interest expense (1)	$2,540
Portion of rent expense representing interest	499
Capitalized interest	221

Fixed charges	$3,260

Ratio of earnings to fixed charges	5.06

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.